Ideation Acquisition Corp.
100 North Crescent Drive
Beverly Hills, CA 90210
November 13, 2007
VIA EDGAR AND FAX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ideation Acquisition Corp.
Registration Statement on Form S-1 (File No. 333-144218)
Ladies and Gentlemen:
          Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Ideation Acquisition Corp. (the “Company”), requests that the effectiveness of the Registration Statement referenced above be accelerated so that the Registration Statement may become effective at 5:00 p.m. (Eastern Daylight Time) on November 15, 2007, or as soon as possible thereafter.
          As requested the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Ideation Acquisition Corp.
/s/ Robert N. Fried
Robert N. Fried
President, Chief Executive Officer and Director